Filed by Infinera Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

The following communication was first made available on June 27, 2024.

All-Employee Email from David Heard

Nokia to Acquire Infinera to Increase Scale in Optical Networks and Accelerate Product Roadmap

Team,

I wanted share some very exciting news with you. A few minutes ago, we announced a definitive agreement to be acquired by Nokia. You can find the press release here. Once the transaction is finalized, Infinera will combine forces with a recognized industry leader and become part of Nokia’s ~€8 billion Network Infrastructure business group that delivers customer solutions across fixed access, IP routing, data center, terrestrial, and subsea optical transport networks.

I look forward to sharing more about the deal and the tremendous opportunity it represents during Company All-Hands Meetings that we’ll be holding shortly for our different regions. Keep an eye out for the meeting invitations. I encourage everyone to attend. Meanwhile, our global leaders will follow up with function- and site-level meetings in the coming days and on an ongoing basis as we progress to the close. We will also be launching a dedicated section on the Hub that will serve as an employee resource center for information. We will continue to be as transparent as possible throughout this closing process and update you along the way as information becomes available. Thank you for your patience. Please also bear in mind that, in collaboration with Nokia and our Sales leadership, we have an agreed-upon plan for reaching out to our customers and partners to share this news and the benefits it will bring them. For those with these industry relationships, please refrain from direct outreach until you’ve received guidance from your leadership.

As you all know, for the past several years we’ve been on a transformational journey marked by increasingly significant accomplishments. We built an impressive global team and leveraged our cutting-edge R&D and our Infinera Experience to delight a growing and diverse customer base. We developed market-leading optical solutions, streamlined our optical systems portfolio, launched a new line of coherent pluggables, won contracts with major service providers, and meaningfully expanded our business with ICP customers. We also have momentum with new innovations like ICE-D targeting high-growth AI applications inside the data center. We accomplished all this while also delivering impressive revenue growth and significantly improving operating margins. Each of you is instrumental to this continued progress and I personally thank you for your dedication and contributions.

While our progress has been profound, in the optical industry, scale – meaning the size and reach of our sales force, the size of our R&D budget, the volume of units leveraging our vertical integration, and a balance sheet to grow – remain critical success factors. With this highly scaled combination, we expect to set the pace of innovation and new product development as optics continues to grow in importance. For customers, this means leadership in lower cost and power per bit performance and increasing network agility and automation, while enabling a new generation of high-speed connectivity services that will benefit consumers and businesses globally. You should be proud of the tremendous opportunities this team has created and that stand before us, and now it is time to accelerate delivery of innovation that matters with a partner that is an excellent strategic fit.

Together, we plan to create a highly scaled and truly global optical business that is well positioned and capitalized to serve customers around the globe while meeting the rapidly changing needs of the market, including unprecedented AI capacity demands. I am thrilled that we are joining forces with a company that is aligned with our mission and shares our passion for technology innovation, quality, customer satisfaction, and business success.

Until the transaction closes, we will continue to operate as an independent company. Our roles and responsibilities remain the same and our top priority is to continue to serve customers and execute against our operating plan every day. Let’s continue to focus on the things that led to our successes and build on the momentum we have created.

In closing, this new opportunity marks a major milestone in our journey. As we proceed to write the next chapter in our collective story and team up with Nokia to seize the tremendous opportunities ahead, I hope you share my enthusiasm for what the future can bring. I appreciate your continued hard work and support and look forward to traveling the path forward together.

Thank you for your ongoing efforts, passion, and commitment.

David

Additional Information and Where to Find It; Participants in the Solicitation

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024

Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.infinera.com/), or by emailing Infinera’s investor relations department (apassi@infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially.

Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Nokia’s and Infinera’s businesses; and (5) expectations for Nokia and Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated.

Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Nokia and Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Nokia and Infinera related to the Transaction; (5) the possibility that the stock prices of Nokia or Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) for both Nokia and Infinera, the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Nokia and Infinera file with the SEC. All forward-looking statements in this communication are based on information available to Nokia and Infinera as of the date of this communication, and, except as required by law, neither Nokia nor Infinera assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.